SUNGOLD’S HORSEPOWER® DIVISION SIGNS LETTER OF INTENT WITH CLINTON PHIPPS U.S. VIRGIN ISLAND RACETRACK
-Horsepower Furthers Entry Into The Strong Caribbean Market-

ST. THOMAS, V.I.: NOVEMBER 22, 2005-SUNGOLD INTERNATIONAL HOLDINGS CORP. (“Sungold”) (OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin)
is pleased to announce that Clinton Phipps Racetrack has signed a Letter of Intent to become an Authorized Racetrack Affiliate with a five year exclusive license agreement for the Horsepower® World Pool pari-mutuel product at their U.S. Virgin Island facility in St. Thomas. Horsepower® wagering at the Clinton Phipps facility is subject to pari-mutuel approval and a successful technical evaluation approved by both parties.

Larry Simpson, President and CEO of Sungold’s wholly owned subsidiary Horsepower Broadcasting Network (HBN) International Ltd., stated, “Including racetracks and affiliated off track betting sites, we now have over fifty licensed pari-mutuel facilities that have expressed a desire in offering the Horsepower® World Pool product. This arrangement with Clinton Phipps further expands our reach into the important Caribbean wagering market.”

St. Thomas is considered one of the preferred tourist destinations in the Caribbean and is host to more than one million cruise ship passenger and overnight guests each year, it is also home to the International Rolex Regatta, where sailors from all around the world come to compete for the ‘crown jewel’ of the Caribbean sailing circuit.

The proprietary “Quick 6® World Pool” and Horsepower® Pick 1 bets give the Clinton Phipps facility two exciting new wagering opportunities and the ability to sell advertising space to sponsors on the screens between virtual races. Terrence Rabsatt, Manager for the Clinton Phipps facility, stated, “Our track is looking forward to offering our patrons the opportunity of two exciting new wagers, including the Pick Six with its potential multi-million dollar payouts. Horsepower® will prove to be an exciting draw not only for our regular day to day players, but tourists will also be more compelled to visit the Clinton Phipps facility during their stay on the island”.

Horsepower® is a progressive, pari-mutuel racing system that has been custom developed for racing and extensively tested to exceed international standards. The Horsepower® Quick 6® World Pool and the Horsepower® Pick 1 random win bets are sold simultaneously at multiple racetracks in strips of ten races to bettors using the tracks’ existing tote machines. The Horsepower® Quick 6® World Pool bet is a live, progressive, pari-mutuel wager with random odds tested to be approximately 2.2 million to one for the lucky fan picking the first six of fourteen virtual horses in exact order of finish in any Horsepower® virtual race.

Sungold® concurrently announces that it has retained Business Consulting Group Unlimited of Encinitas, California to assist in the next phase of the company's growth. BCGU is a group of highly experienced executives dedicated to delivering innovative and professional financial and consulting services to emerging growth and development stage companies.

About Sungold International Holdings Corp.:

Sungold is in the business of developing entertainment and e-commerce business in Canada, USA and internationally. Sungold® has three 100% wholly owned subsidiaries: Horsepower Broadcasting Network (HBN) International Ltd., Racing Unified Network, (R.U.N.) Inc. and SafeSpending Inc. Sungold® controls the technology, source codes, trademarks, patents, copyrights and the worldwide title, rights and interest in each of the wholly owned subsidiaries. Sungold® is a fully reporting public corporation trading as SGIHF-OTCBB.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The statements in this press release that relate to the Company's expectations with regard to future impact on the Company's results from new products in development are forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may contain statements that involve risk and uncertainties and are subject to change, at any time, the Company's results may differ materially from expected results. Information on the factors which could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.
For more information please contact:

John McDermott
BCGU, Business Consulting Group Unlimited
760-230-2300
www.bcgu.com

Cynthia DeMonte
DeMonte Associates Ltd.
575 Madison Avenue - Suite 1006
New York, NY 10022
212-605-0525
cdemonte@aol.com